August 29, 2008

Mr. Gary Newberry
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-7010

Re:  Ecco Energy Corp.
        Form 10-KSB/A for Fiscal Year Ended December 31, 2007 filed April 23, 2008
        Form 10-QSB for Fiscal Quarter Ended March 31, 2008 filed May 15, 2008
        File No. 0-51656

Gentlemen:

Please refer to your letter dated August 7, 2008 regarding the above-referenced filings by ECCO Energy Corp.  Set forth below are the Company’s responses to each item.  For the convenience of the Staff, we have repeated each comment, followed by our response.  We have also enclosed with this letter a marked copy of the amended filings we propose to make to address each item.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2007

1.
We note you have made material acquisitions of working interests in oil and gas properties during Fiscal Year 2007, which are considered an acquisition of a business.  As such, audited statements of revenues and direct expenses, footnote disclosures of reserve quantities, the standardized measure pursuant to Statement of Financial Accounting Standards 69 and pro forma financial information are required to be provided on Form 8-K within 75 days of the acquisition.  Therefore, the required Form 8-K will not be considered to be timely filed and may limit your use of Forms S-2 and S-3.  Tell us why you have not provided this information.  See Regulation S-B, Item 310c.

We believe that we have filed all Current Reports on Form 8-K required in connection with the acquisition of material oil and gas properties during fiscal 2007.  We completed three purchases of oil and gas property during the year ended December 31, 2007, as follows:

On August 1, 2007, we acquired a 20% working interest in E.C. Wilson and Wilson Estate Tract Leases located in Nueces County, Texas (the “Wilson Properties”) from the Ronald B. Reece M.D. Revocable Trust of 2000.  The acquisition was reported on a Form 8-K filed with the Commission on August 13, 2008.  Financial statements relating to the Wilson Properties were filed as exhibits to the Amendment to Form 8-K (erroneously filed as a Form 8-K instead of a Form 8-KA) filed with the Commission on November 8, 2007.

On September 28, 2007, we acquired all of the partnership interests of Louisiana Shelf Partners LP, a Delaware limited partnership whose sole asset was Louisiana State Lease Number 17742 in Block 4, East Cameron Area in Cameron Parish Louisiana (the “Louisiana Shelf Property”).  The transaction was reported on a Form 8-K filed with the Commission on October 5, 2007.  As there was no production or revenue from the undeveloped lease, there was no requirement for a comparative income or balance sheet presentation.

On December 31, 2007, we acquired the remaining outstanding working interest in the Wilson Properties from        Samurai Energy, LLC.  The acquisition was reported on a Form 8-K filed with the Commission on February 15, 2008 which contained required audited statement of revenue and direct operating expenses and related footnote disclosures, FAS 69 disclosure and pro forma financials.

In addition to the completed transactions described above, on December 1, 2007 we entered into a share exchange agreement with Old Jersey Oil Ventures LLC and Eugene A. Noser, Jr. to acquire all of the outstanding stock of Old Jersey Oil Ventures LLC.  Thereafter, on January 11, 2008, Old Jersey Oil Ventures LLC acquired Lease No. 1337 in the State of Louisiana (the “Bateman Lake Property”) from VTEX Energy, Inc. and entered into a farmout agreement with an independent oil and gas company.  The acquisition of Old Jersey Oil Ventures LLC was completed on March 27, 2008.  All of these transactions were reported in a Form 8-K filed with the Commission on April 11, 2008. We did not file audited financial statements of Old Jersey Oil Ventures LLC as there is no revenue for the acquired partnership.

Controls and Procedures

2.
Provide the statement required under Regulation S-K, Item 308T(a)(4) regarding the fact that attestation on internal controls over financial reporting is not provided by your registered public accounting firm.

The required statement was included as paragraph (b) under Item 13AT of the Form 10-KSB/A filed on April 23, 2008.  We will amend our Form 10-KSB/A to move management’s report on internal controls over financial reporting to Item 8A(T) and deleted Item 13A and Item 13AT, as specified by the current form.

Notes to Consolidated Financial Statements

Note 6 – Preferred Stock

3.
Disclose the conversion rate and terms for each class of preferred stock outstanding in your filing.  Tell us how the conversion rate for each class of preferred stock was determined.  Provide your analysis of whether any beneficial conversion feature existed for each class of preferred stock and, if so, tell us how you have accounted for it.

The following table shows the conversion after one year:

	Preferred Shares	Accrued Dividends (Estimate)		Conversion Price	Common Shares
Series B	5,000,000	800,000	5,800,000	$5.00	1,160,000

Series C	3,300,000	528,000	3,828,000	$5.00	765,600

Series D	1,519,680	243,149	1,762,829	$5.00	352,566

Each preferred share has a stated value of $5.00.  Shares of preferred stock and accrued dividends are convertible into shares of common stock at a Conversion Price of $5.00 per share.  This value was determined by negotiation with the parties receiving the preferred stock.  There is no beneficial conversion feature for any class of preferred stock because the conversion price is materially higher than the current market value of the Common Shares into which it is convertible.

4.
We note the trigger events for the class B, C, and D preferred stock.  Disclose why it is not probable that the securities will become redeemable.  If you determine that it is probably that the securities will become redeemable, disclose your accounting policy for accretion to redemption value and revise your financial statements accordingly.  Refer to Emerging Issue Task Force Issue Topic D-98, paragraph 15-17.

At present time, the management does not believe it is probable that the trigger events for redemption as disclosed in our footnotes to the financial statements are probable of occurring.  Per paragraph 15 of EITF Issue Topic D-98, “If the security is not redeemable currently (for example, because a contingency has not been met), and it is not probable that the security will become redeemable, subsequent adjustment is not necessary until it is probable that the security will become redeemable”.
Since the trigger events for each class of preferred stock are unlikely to occur, we do not believe the disclosure of the accounting policy for accretion value is necessary at this point.  We will disclose such policy in the future if it appears that the trigger events are likely to occur.

Exhibits 31.1 and 31.2

5.
The certifications required by Exchange act Rule 13a-14(a) are not worded exactly as required by Regulation S-B, Item 601(b)(31).  We note, among other deficiencies, that paragraphs four and five omit required wording and paragraph six can be deleted.  Please file an amendment to Form 10-KSB for Fiscal Year 2007 that included the entire periodic report and new corrected certifications.  Please make corresponding amendments on Form 10-Q for the quarter ended March 31, 2008.

We will amend our Form 10-KSB and Form 10-Q for the period ended March 31, 2008 to include exhibits that conform to the required wording.  The certificates attached to subsequent Quarterly Reports are in correct form.

Form 10-QSB for the Quarter Ended March 31, 2008

General

6.
We note that your most recent quarterly report for the period ending March 31, 2008 was on Form 10QSB and not Form 10-Q.  Beginning February 4, 2008, companies formerly classified as “small business issuers” under Regulation S-B must file their quarterly reports on Form 10-Q after they have filed an annual report for a fiscal year ending after December 15, 2007.  Although small business issuers are now required to file on Form 10-Q, the disclosure requirements for that form are now tailored for smaller companies.

Review your filing requirements and consider whether any action is necessary if your most recently filed quarterly report does not contain all required material information.  In any event, you should file your next quarterly report on Form 10-Q.

We have reviewed our Form 10-QSB for the period ended March 31, 2008.  It appears that the incorrect cover page and filing tag were applied to the Form as filed with the Commission.  The reporting Items are consistent with Form 10-Q applicable to smaller reporting companies.  When we will file an amended Form 10-Q to correct the certifications as discussed above, the correct filing tag and cover page will be included.  Subsequent Quarterly Reports were filed on the correct form.

Exhibit 32.1

7.	We note this exhibit has not been signed and dated by your Chief Executive Officer. In a full amended filing on Form 10-Q, provide an exhibit with this information.

A signed and dated exhibit by our Chief Executive Officer will be attached to the amended Form 10-Q for March 31, 2008 when filed.

Closing Comments

We acknowledge that:

The management of the Company is responsible for the adequacy and accuracy of the disclosures in the Company’s filings;

Staff comments and changes to the Company’s disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal Securities Laws of the United States.

We sincerely appreciate the comments and perspective of the Staff in reviewing our filings and intend to fully and completely respond to each comment and amend our filings where requested or appropriate.  If there is any question regarding our responses or if the Staff required additional material, please contact the undersigned at 713-771-5500.

Sincerely,

N. Wilson Thomas
CFO, ECCO Energy
3315 Marquart St., Ste. 206
Houston, TX  77027
(771) 771-5500